

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2022

Justin English
Chief Executive Officer
Salt Blockchain Inc.
c/o Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103

>   **Re: Salt Blockchain Inc.**
>   **Amendment No. 4 to Registration Statement on Form 10-12G**
>   **Filed September 10, 2021**
>   **Response Dated March 11, 2022**
>   **File No. 000-56283**

Dear Mr. English:

We have reviewed your March 11, 2022 response to our comment letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Response Dated March 11, 2022

General

1.   In situations where you repledge or rehypothecate borrower collateral to a third party, it is our understanding that you derecognize the borrower digital asset collateral in the amount that was pledged by the Company to a third party and record a corresponding receivable to the third party. Please tell us which derecognition model you are following and provide a detailed basis for your accounting. If you are following the guidance in ASC 860, in addition to your basis, also provide us an analysis of the conditions for a sale as outlined in 860-10-40-5.

2.   Additionally, as it relates to the receivable of borrower digital asset collateral from the third party, it is our understanding that the receivable is initially measured at fair value of

the digital assets transferred and subsequently tested at least annually for impairment. Please provide us the basis for your accounting under ASC 310-10-30. As part of your analysis, explain how you determined the receivable meets the definition of a loan or financing receivable as defined in ASC 310.

3.   We continue to evaluate your responses to prior comments 1 - 4 from our letter dated November 19, 2021. In addition, we continue to evaluate your responses to prior comments 1 - 3 and 5 from our letter dated October 27, 2021. We may have further comments.

4.   We note your response to comments 30, 3, and 8 from our letters dated June 8, 2021, August 13, 2021, and October 27, 2021, respectively that the Company believes it is not an investment company under any of Section 3(a)(1)(A), (B) or (C) of the 1940 Act.

- In your most recent response you note under "The Company is not an Investment Company under Section 3(a)(1)(A) – Nature of Assets" that as of September 30, 2021, the Company held approximately $45.7 million in investment securities, representing approximately 18.5% of the Company's total assets on a *consolidated* basis. You also note under "The Company is not an Investment Company under Section 3(a)(1)(C)" that as of September 30, 2021, the Company held $46.7 million in investment securities, representing approximately 18.5% of its total assets, on an *unconsolidated* basis. Please supplementally provide sufficient information used to derive and support the above statements. In your response, please include a detailed list of your assets on an unconsolidated basis and the value you assign to each of them and discuss which assets the Company treats as non-investment securities.

- In your most recent response you state under "The Company is not an Investment Company under Section 3(a)(1)(A) – Sources of Income" that all of the Company's gross revenue is produced from its lending operations. Specifically, you note that for the quarter ended September 30, 2021, the Company's operating activities produced $2.9 million in revenue 2021 YTD, or 100% of its revenue, while its investment securities provided $0, or 0% of its revenue.   Please supplementally provide sufficient information used to derive and support the above statements. In your response, please discuss how the Company treats any income from its investment securities, including the holdings of Grayscale Bitcoin Trust and Grayscale Ethereum Trust, and how the Company treats income from its lending business compared to its investment securities**.

5.   We note your response to comment 9 from our letter dated October 27, 2021 stating that the Company does not currently engage in or offer any investment advisory services and that the Company has considered, and continues to consider, whether to offer and the means for offering asset management services to certain customers, but as of yet, has not identified any specific product offerings. In your amended Form 10, please include a risk factor explaining why the Company is not an investment adviser, and include, as applicable, any exemptions or exclusions that are being relied upon. Please also disclose

the material consequences to the Company that could occur if the Company were deemed to be an investment adviser.

<u>Cover Page</u>

6.   Please revise your cover page to provide the address of your principal executive offices.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance